[redacted]

10027946 COMMISSION
D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Residential Funding Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Meridian Crossings, Suite 100
(No. and Street)

Minneapolis	MN	55423
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Richter 952-857-7217
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Residential Funding Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LISA A. MAGNUSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Accounts' Supplementary Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Residential Funding Securities, LLC
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of Residential Funding Securities, LLC
(a wholly owned subsidiary of GMAC, Inc)

We have audited the accompanying statement of financial condition of Residential Funding Securities, LLC (the "Company") as of December 31, 2009. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Residential Funding Securities, LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in footnote 1, the Company is a wholly owned subsidiary of GMAC Inc, and, as disclosed in the financial statements, has extensive transactions and relationships with affiliates. The financial results of the Company are not necessarily indicative of those which would have occurred had the Company operated independently.

PricewaterhouseCoopers LLP

February 26, 2010
New York, New York

Residential Funding Securities, LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 21,093,893
Cash segregated under federal regulations	1,000,000
Receivable from customers	27,470,319
Trading securities owned, at estimated fair value	45,231,668
Derivative financial instruments	349,453
Accrued interest receivable	299,101
Deposits with clearing organizations	15,036,169
Other assets	200
Total assets	$ 110,480,802
Liabilities and Equity	
Liabilities	
Payable to brokers and dealers	$ 27,466,126
Payable to affiliates	1,309,248
Total liabilities	28,775,374
Subordinated liabilities with affiliates	50,000,000
Equity	
Member's interest	34,500,966
Retained earnings	(2,795,538)
Total equity	31,705,428
Total liabilities and equity	$ 110,480,802

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Residential Funding Securities, LLC (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and as of May 1, 2009 is a wholly owned subsidiary of GMAC Inc. ("GMAC" or "Parent"). Prior to May 1, 2009, the Company was a wholly owned subsidiary of Residential Funding Company, LLC ("RFC"). RFC is a wholly owned subsidiary of GMAC-RFC Holding Company, LLC, which is a wholly owned subsidiary of Residential Capital, LLC ("ResCap"), which is a wholly owned subsidiary of GMAC Mortgage Group, LLC, which is a wholly owned subsidiary of GMAC. On May 1, 2009, the Company was sold from RFC to GMAC. Effective June 1, 2006, the Company converted to a limited liability company under the laws of the State of Delaware.

The Company has the capability to underwrite, distribute and provide capital market liquidity for mortgage-backed and asset-backed securities sold by affiliates to both institutional investors and financial institutions. This volume is largely reliant on the securitization activity of its affiliates. In addition, the Company trades mortgage-backed securities, asset-backed securities and other fixed income securities with brokers, dealers and institutional investors. The Company currently holds mortgage-backed and mortgage related asset-backed securities for its account. The Company does not maintain or carry customer funds or securities.

As discussed in Note 7, the Company has extensive transactions and relationships with affiliates.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term highly liquid investments with original maturities of 90 days or less. The book value of cash equivalents approximates fair value because of the short maturities of these instruments and the minimal credit risk.

Cash Segregated Under Federal Regulations

Cash segregated under federal regulations represents cash that has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

Receivable from and Payable to Brokers and Dealers and Customers/Revenue Recognition

The Company's mortgage-backed, asset-backed and other fixed income security transactions are recorded on a trade-date basis. The amounts receivable from and payable to brokers and dealers and institutional customers result from delivery-versus-payment transactions.

Trading Securities

The Company owns mortgage-backed securities and asset-backed securities held for trading. These securities are recorded on trade date and carried at estimated fair value with unrealized gains and losses recorded in the Statement of Operations. Fair value is estimated based on a combination of information obtained from recent comparable sales of securities, indications from dealers, anticipated prices based on activity in the market and discounted cash flow analyses.

Derivative instruments

The Company utilizes a variety of financial instruments, including derivatives, to manage risk related to the value of its trading securities. Certain of these derivatives are exchange traded, such as Eurodollar futures, or traded within highly active dealer markets, such as agency to-be-

announced securities. In order to determine the fair value of these instruments, the Company utilizes the exchange price or dealer market price for the particular derivative contract; and therefore, these contracts are classified as Level 1. The Company classified all derivative assets reported at fair value as Level 1 at December 31, 2009.

The Company has netting arrangements (ISDAs) in place with all derivative counterparties. Additionally, both the Company and the counterparty are required to post cash collateral based upon the net underlying market value of the Company's open positions with the counterparty. Posting of cash collateral typically occurs daily, subject to certain dollar thresholds. Due to the existence of netting arrangements, as well as frequent cash collateral posting at low posting thresholds, credit exposure to the Company and/or to the counterparty is considered materially mitigated and based on the Company's assessment, there is no requirement for any additional adjustment to derivative valuations specifically for credit.

Income Taxes

Effective June 30, 2009, GMAC LLC, the Company's Parent Company, converted prospectively to a corporation. As a result of the conversion, the Company will prospectively be subject to corporate U.S. federal, state and local taxes and will be included in the consolidated GMAC federal and unitary and/or consolidated state income tax returns. The Company provides for its federal and state taxes on a separate company basis.

During 2008 and through June 29, 2009 the Company was a pass through entity for U.S. tax purposes and therefore, did not provide for federal income tax. The Company was included in the consolidated GMAC unitary and/or consolidated state income tax returns and provided for these taxes pursuant to a tax sharing arrangement with GMAC. Any separate state filing liabilities are accrued on a separate company basis.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which supplements Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is more-likely-than-not to be sustained solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized.

Despite the tax status change of the company, income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

Fair Value of Financial Instruments
The financial instruments of the Company are reported on the statement of financial condition at market or estimated fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting period. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with prepayment estimates, interest rate volatility and credit exposure. In developing the estimates and assumptions, management uses all available evidence. Because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes, actual results could differ from the Company's estimates.

Risks and Uncertainties
The Company and its parent and affiliates have been negatively impacted by the events and conditions in the mortgage banking industry and the broader economy. The market deterioration has led to fewer sources of, and significantly reduced levels of, liquidity available to finance the Company's operations.

The Company actively manages its liquidity and capital position and is continually working on initiatives to address its liquidity needs. The Company remains heavily dependent on its parent and affiliates for funding and capital support and there can be no assurance that its parent or affiliates will continue such actions.

In the normal course of business, the Company's trading activities involve the execution, settlement and financing of various securities transactions. If the transactions do not settle because of failure to perform by the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contracted amount of the transaction. The Company does not anticipate non-performance because the counterparties to these transactions are generally sophisticated institutional investors. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Accounting Standards
On July 1, 2009, the Financial Accounting Standards Board (FASB) introduced the FASB Accounting Standards Codification which became the single source of authoritative, nongovernmental US generally accepted accounting principles (GAAP), superseding existing FASB, AICPA, EITF and related literature, excluding the guidance issued by the Securities and Exchange Commission (SEC), effective for periods ending after September 15, 2009. Rules and interpretive releases of the SEC will also remain a source of authoritative accounting principles for SEC registrants.

Recently Adopted Accounting Standards
Disclosures about Derivative Instruments and Hedging Activities (Formerly SFAS No. 161) — As of January 1, 2009, we adopted SFAS No. 161 (SFAS 161), which amended ASC Topic 815, *Derivatives and Hedging*. SFAS 161 required specific disclosures regarding the location and

amounts of derivative instruments in the financial statements, how derivative instruments and related hedged items were accounted for, and how derivative instruments and related hedged items affected the financial position, financial performance, and cash flows. Because SFAS 161 impacted only the disclosure and not the accounting treatment for derivative instruments and related hedged items, the adoption of SFAS 161 did not have an impact on our financial statements.

Determining Fair Value for Assets in Inactive or Distressed Markets (Formerly SFAS No. 157-4) — As of April 1, 2009, we adopted FSP SFAS No. 157-4, which amended ASC Topic 820, *Fair Value Measurements and Disclosures*, and clarified the guidance for determining fair value. This standard provided application guidance to assist preparers in determining whether an observed transaction had occurred in an inactive market and if the transaction was distressed. This standard was effective for periods ending after June 15, 2009, and its adoption did not have an impact on our financial statements.

3. Fair Value

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair Value should be based on the assumptions market participants would use when pricing an asset or liability consistent with a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e. observable inputs) and the lowest priority to data lacking transparency (i.e. unobservable inputs). The Company considers all aspects of nonperformance risk, including the entity's own credit standing, when measuring fair value of a liability.

A three level hierarchy is used when measuring and disclosing fair value. An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three levels:

Level 1 Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity

Level 2 Inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full-term of the assets or liabilities.

Level 3 Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management's best assumptions of how market participants would price the assets and liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models and significant assumptions utilized.

Trading securities — Trading securities are recorded at fair value. The securities may be mortgage-backed or mortgage-related asset-backed securities (including senior and subordinated interests), interest-only, principal-only, or residual interests and may be investment grade, non-investment grade or unrated securities. The Company bases its valuation of trading securities on observable market prices when available; however, observable market prices are not available for a portion of these assets due to illiquidity in the markets. When observable prices are not available, the Company primarily bases valuations on internally developed discounted cash flow models that use a market-based discount rate. The valuation considers recent market transactions, experience with similar securities, current business conditions and analysis of the underlying collateral, as available. In order to estimate cash flows, the Company utilizes various significant assumptions, including market observable inputs such as forward interest rates, as well as internally developed inputs such as prepayment speeds, delinquency levels, and credit losses. Accordingly, the Company classified 2.7% of the trading securities reported at fair value as Level 3 at December 31, 2009.

Derivative instruments — The Company utilizes a variety of financial instruments, including derivatives, to manage risk related to the value of its trading securities. Certain of these derivatives are exchange traded, such as Eurodollar futures, or traded within highly active dealer markets, such as agency to-be-announced securities. In order to determine the fair value of these instruments, the Company utilizes the exchange price or dealer market price for the particular derivative contract; and therefore, these contracts are classified as Level 1. The Company classified all derivative assets reported at fair value as Level 1 at December 31, 2009.

The Company has netting arrangements (ISDAs) in place with all derivative counterparties. Additionally, both the Company and the counterparty are required to post cash collateral based upon the net underlying market value of the Company's open positions with the counterparty. Posting of cash collateral typically occurs daily, subject to certain dollar thresholds. Due to the existence of netting arrangements, as well as frequent cash collateral posting at low posting thresholds, credit exposure to the Company and/or to the counterparty is considered materially mitigated and based on the Company's assessment, there is no requirement for any additional adjustment to derivative valuations specifically for credit.

Recurring Fair Value

The following table displays the assets and liabilities measured at fair value on a recurring basis. The Company often economically hedges the fair value change of its assets or liabilities with derivatives and other financial instruments. The table displays the hedges separately from the hedged items, and therefore does not directly display the impact of the Company's risk management activities.

	Recurring Fair Value Measurements At December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets				
Trading securities	$ -	$ 44,004,572	$ 1,227,096	$ 45,231,668
Derivative assets	$ 349,453	$ -	$ -	$ 349,453
Total assets	$ 349,453	$ 44,004,572	$ 1,227,096	$ 45,581,121
Liabilities				
Derivative liabilities	$ -	$ -	$ -	$ -
Total liabilities	$ -	$ -	$ -	$ -

The following table presents reconciliation for all of the Company's Level 3 assets and liabilities measured at fair value on a recurring basis. The Level 3 items presented below may be hedged by derivatives and other financial instruments that are classified as Level 1 or Level 2. Thus, the table below does not fully reflect the impact of the Company's risk management activities.

	Level 3 Recurring Fair Value Measurements Year Ended December 31, 2009					
		Total Net Gains/(Losses) Included in Net Income:				
	January 1, 2009 Level 3 Fair Value	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases, Sales, Issuances and Settlements, Net	Net Transfers In/(Out) of Level 3	December 31, 2009 Level 3 Fair Value
Assets						
Trading securities	$ 12,549,772	$ (35,156,252)	$ 24,621,684	$ (788,108)	$ -	$ 1,227,096
Total	$ 12,549,772	$ (35,156,252)	$ 24,621,684	$ (788,108)	$ -	$ 1,227,096

Fair Value of Financial Instruments

The Company is required to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the Statement of Financial Condition, for which fair value can be estimated.

The following describes the Company's methods for estimating the fair value for financial instruments.

Cash and cash equivalents — The carrying value of cash and cash equivalents approximates fair value because of the short maturities of these instruments and the minimal credit risk.

Cash segregated under federal regulations — The carrying value of cash segregated under federal regulations approximates fair value because it is cash or cash equivalents with short maturities.

Receivable from customers — The carrying value of receivable from customers approximates fair value because of the short maturity of these instruments.

Receivable from affiliates — The carrying value of receivable from affiliates approximates fair value because of the short maturity of these instruments.

Trading securities — Trading securities are a recurring fair value measurement; therefore, carrying value equals fair value. See discussion of valuation methods and assumptions used for these assets within the Fair Value Measurement section of this Note.

Derivative assets and liabilities — Derivatives are recurring fair value measurements; carrying value equals fair value. See discussion of valuation methods and assumptions within the Fair Value Measurement section of this Note.

Accrued interest receivable — Accrued interest receivable approximates fair value because of the short maturity of these instruments.

Deposits with clearing organizations — Deposits with clearing organizations approximates fair value because of the short maturity of this instrument.

Payable to brokers and dealers — The carrying value of receivable from customers approximates fair value because of the short maturity of these instruments.

Payable to affiliates — This borrowing arrangement charges a floating interest rate based on a market-based index. Accordingly, the interest rate on this borrowing would be equivalent to that demanded in the market and thus carrying value would approximate fair value.

Subordinated liabilities with affiliates — This borrowing arrangement charges a floating interest rate based on affiliate borrowing costs. Accordingly, the interest rate on this borrowing would be equivalent to that demanded in the market and thus carrying value would approximate fair value.

The following table presents the carrying amounts and estimated fair values of all the Company's financial instruments recognized on the Statement of Financial Condition. Considerable judgment is required in interpreting market data to develop estimates of fair value. While the Company's estimates are intended to represent current market prices, the estimates may not equal what is actually realized or paid in an actual market transaction.

	Carrying Amount	Estimated Fair Value
Assets		
Cash and cash equivalents	$ 21,093,893	$ 21,093,893
Cash segregated under federal regulations	1,000,000	1,000,000
Receivable from customers	27,470,319	27,470,319
Trading securities owned	45,231,668	45,231,668
Derivative financial instruments	349,453	349,453
Accrued interest receivable	299,101	299,101
Deposits with clearing organizations	15,036,169	15,036,169
Liabilities		
Payable to brokers and dealers	$ 27,466,126	$ 27,466,126
Payable to affiliates	1,309,248	$ 1,309,248
Subordinated liabilities with affiliates	50,000,000	50,000,000

4. Receivable from and Payable to Brokers and Dealers

Amounts receivable from/payable to brokers and dealers at December 31, 2009, consist of the following:

	Receivable	Payable
Receivable from/payable to brokers and dealers	$ -	$ 27,466,126
Securities failed-to-deliver/receive	-	-
Underwriting fees receivable	-	-
Other	-	-
	$ -	$ 27,466,126

5. Receivable from and Payable to Customers

Amounts receivable from/payable to customers at December 31, 2009, consist of the following:

	Receivable	Payable
Receivable from/payable to customers	$ 27,470,319	$ -
Securities failed-to-deliver/receive	-	-
	$ 27,470,319	$ -

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2009, the Company had net capital of $80,054,305, which was $79,804,305 in excess of its required net capital of $250,000.

7. Income Taxes

The significant components of income tax expense were as follows:

Income tax expense (benefit)	
Federal	$ -
State	-
Total income tax provision	$ -

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

Deferred tax assets:	
Loss carryforwards	$ 3,847,974
Gross deferred tax asset	3,847,974
Valuation allowance	(3,847,974)
Net deferred tax asset	-
Deferred tax liability	-
Total net deferred tax asset (liability)	$ -

At December 31, 2009, a valuation allowance has been established against the deferred tax asset because the Company has determined that it is more likely than not that all such tax assets will not be realized.

At December 31, 2009, the Company had a federal net operating loss carryforward of $9.3 million. The federal net operating loss carryforward expires in the year 2029.

At December 31, 2009, the Company had state net operating loss carryforwards of $9.3 million. The state net operating loss carryforwards expire in the years 2014 - 2029.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As of the adoption date, the Company had no uncertain tax positions. Consequently, the adoption of the interpretation had no impact on retained earnings. As of December 31, 2009, the Company continued to have no uncertain tax positions.

The following table is a reconciliation of the statutory federal income tax expense and rate to the effective income tax expense and rate:

	Amount	Percent
Computed income tax benefit	$ (5,007,838)	35.00%
State taxes, net of federal benefit, if applicable	(446,520)	3.12%
Valuation Allowance	3,688,830	-25.78%
LLC losses not subject to federal tax	1,765,527	-12.34%
Total income tax expense	$ -	0.00%

8. Affiliate Transactions

Amounts payable to affiliates at December 31, 2009, relate to unsettled funds associated with intercompany borrowings and certain other transactions with affiliates.

During 2009, the Company was charged $3,584,727 in interest by its affiliates on borrowings to finance securities transactions. At December 31, 2009, the Company had $51,136,571 of borrowings outstanding from its affiliates, including $50,000,000 of subordinated debt. Outstanding borrowings in excess of subordinated debt accrue interest at a floating rate equal to the BBB financial company interest rate as reported by Bloomberg under ticker C0283M. At December 31,

2009, the interest rate was 3.47% and the weighted average interest rate during the year was 4.82%. See Note 9 regarding subordinated debt specifics.

The Company routinely enters into security transactions with its affiliates. As of December 31, 2009, the Company did not have any unsettled security purchases with affiliates.

GMAC and RFC provide the Company with all administrative and trading personnel, as well as various other administrative services, including equipment rental, data processing, maintenance and other corporate services. Expense Sharing Agreements have been executed between the Company and GMAC and RFC. As detailed in the agreements and presented in the Statement of Operations as Operating Expenses, expenses estimated to reflect all operating expenses related to the business of the Company are allocated by GMAC and RFC to the Company. The agreements may be amended from time to time by a signed memorandum between the entities.

The Company had entered into a loan agreement with RFC which provided RFC the ability to borrow funds from the Company on a limited short-term basis. The agreement was terminated on May 1, 2009 with the sale of the Company from RFC to GMAC. There was no activity in 2009 related to this agreement.

9. Subordinated Liabilities

At December 31, 2009, the Company has a $50,000,000 subordinated debt agreement with GMAC, which satisfies the provisions of Appendix D of Securities Exchange Act Rule 15c3-1. The agreement has been approved by FINRA and is therefore allowable in the Company's net capital computation. The agreement was entered into on April 30, 2009 and had a maturity date of April 30, 2010. The maturity date automatically extends an additional year on an annual basis unless GMAC provides notification, on or before the day seven months preceding the maturity date, of its desire not to extend. GMAC has not provided such notification. As a result, the maturity date has been extended to April 30, 2011.

The Company's outstanding borrowings accrue interest at a floating rate equal to GMAC's average U.S. unsecured cost of funds. At December 31, 2009, the interest rate on borrowings was 6.11%, and the weighted average interest rate during the year was 6.97%.

The Company began the year with a $50,000,000 subordinated debt agreement with RFC. The loan was paid off and closed on April 30, 2009, the loan maturity date, using proceeds from the new subordinated loan with GMAC.

10. Derivative Financial Instruments

The Company may enter into a variety of derivative financial instruments as part of its hedging strategies. Certain of these derivatives are exchange traded, such as Eurodollar futures, or traded within highly active dealer markets, such as agency to-be-announced securities. In order to determine the fair value of these instruments, the Company utilizes the exchange price or dealer market price for the particular derivative contract; and therefore, these contracts are classified as Level 1. The Company classified all derivative assets reported at fair value as Level 1 at December 31, 2009.

The Company has netting arrangements (ISDAs) in place with all derivative counterparties. Additionally, both the Company and the counterparty are required to post cash collateral based

upon the net underlying market value of the Company's open positions with the counterparty. Posting of cash collateral typically occurs daily, subject to certain dollar thresholds. Due to the existence of netting arrangements, as well as frequent cash collateral posting at low posting thresholds, credit exposure to the Company and/or to the counterparty is considered materially mitigated and based on the Company's assessment, there is no requirement for any additional adjustment to derivative valuations specifically for credit.

At December 31, 2009, the notional amount (which does not represent the amount at risk), the carrying amount and the fair market value of the Company's derivative financial instruments that are used for risk management purposes are summarized below. As these derivatives are not designated as accounting hedges, changes in the fair value of the derivative instruments are recognized in earnings each period.

	Notional Amount	Carrying Amount	Fair Value
Mandatory forward delivery and purchase commitments	$ 42,000,000	$ 349,453	$ 349,453

Residential Funding Securities, LLC

A wholly owned subsidiary of GMAC Inc.

Statement of Financial Condition
December 31, 2009
Filed Pursuant to 17a-5(e)(3) as a Public Document